Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Team Health Holdings, Inc. for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, depositary shares, stock purchase contracts, warrants and units and to the incorporation by reference therein of our reports dated February 10, 2015, with respect to the consolidated financial statements and schedule of Team Health Holdings, Inc., and the effectiveness of internal control over financial reporting of Team Health Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Nashville, Tennessee
June 9, 2015